The Real Brokerage Opens Operations in Manitoba

Expansion gives Real a presence in four Canadian provinces and 46 U.S. states

TORONTO & NEW YORK - May 4, 2023 -- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, announced today that it has expanded into Manitoba, giving the company a presence in four Canadian provinces and 46 states throughout the United States. Real opens for business in Manitoba with 22 agents, including two of the area's top producing teams, Peters Herosian Group and Nolin Group.

The Real Brokerage's operations in Manitoba will be led by Susan Auch, a five-time Olympian and three-time Olympic speed skating medalist who joined Real from eXp in April. Auch brings more than 20 years of real estate experience.

"Manitoba offers its residents a strong economy, some of the most affordable home prices in Canada and a diverse mix of urban and rural settings, making it an attractive place to call home," said Real Chairman and CEO Tamir Poleg. "We are thrilled to begin operating in Manitoba with some of the area's leading professionals. Susan, Jesse Peters, Addison Herosian, Dale and Nigel Nolin and the agents they have brought with them provide a strong foundation from which to launch Real's unique agent-centric model and attractive value proposition in Manitoba."

Auch said, "Realtors are constantly on the go and a virtual brokerage like The Real Brokerage  is just the thing they need to save time and money to focus on what they do best, serving clients in selling and buying real estate. I am so excited that Real is opening in Manitoba."

Led by Jesse Peters and Addison Herosian, the Peters Herosian Group joins Real from RE/MAX Executives in Winnipeg, where they ranked as one of the brokerage's top performing teams in Canada. Known as Social Savvy® RealtorTM for his use of social media and video to market his clients' properties and raise the bar among real estate professionals, Peters began his real estate career in 2012 and has ranked among the Top 1% of agents in Manitoba for a number of years. He is also a RE/MAX multi-Diamond Award winner and was recently awarded RE/MAX Hall of Fame status. Herosian began his real estate career with real estate investment properties in 2015, and joined Peters in 2017 to form the Peters Herosian Group. They have closed more than 700 real estate transactions valued at over $234 million since 2017.

"It was important to align ourselves with a brand that shares our core values. Real's value of 'Word Hard. Be Kind' is how we approach our business, and its culture of collaboration will allow us to serve our clients better," Peters said. "It's also very exciting to help bring Real to Manitoba. It's not often you have an opportunity to be on the ground floor and launch something new. We have that opportunity."

Founded by the father-son team of Dale and Nigel Nolin in 2014, the Nolin Group brings a total of 10 agents to Real and will serve the Brandon and Winnipeg markets. Dale Nolin launched his real estate career in 2004 with Royal LePage, where he rose to the level of Director's Platinum. Nigel Nolin has built a reputation for helping real estate agents double their sales within 12 months through coaching, marketing strategy and high-performance lead generation and nurturing. The team joins from 3 Percent Realty, where they consistently ranked among the region's top producers having closed more than 400 real estate transactions valued at over $100 million a year since 2020.

"Our focus has always been to provide our clients with a value-driven real estate experience. This extends beyond just saving them money to providing pre-eminent customer service in an honest and ethical way, which in turn generates consistent referral business," Dale Nolin said.

"Real's focus on technology to increase efficiencies along with its culture of collaboration and commitment will ensure that our agents have the opportunity to continue developing a loyal client base, which will help them build long-term wealth. We are thrilled to offer this opportunity to our team and are excited to help grow the Real brand in Canada."

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 46 states, D.C., and four Canadian provinces with over 10,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding agents that join Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

201.564.4221